UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
IGM Biosciences, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
449585108
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,438,032 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,438,032 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,438,032 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Affiliates (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock and a pre-funded warrant (a “Pre-Funded Warrant”) to purchase 92,600 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock and a Pre-Funded Warrant to purchase 109,600 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock and a Pre-Funded Warrant to purchase 93,244 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock, 84,850 shares of the Issuer’s non-voting Common Stock (the “Non-Voting Common Stock”) and a Pre-Funded Warrant to purchase 150,000 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (x) 362,813 shares of Common Stock held by a separately managed account, and (xi) a Pre-Funded Warrant to purchase 222,222 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (xi) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, (ii) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 534 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 4.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

The Pre-Funded Warrants are exercisable at a price of $0.01 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of the Pre-Funded Warrants shall not be entitled to exercise, any Pre-Funded Warrants held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the “Warrant Beneficial Ownership Blocker”). The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 9.99%, the exercise of the Pre-Funded Warrants held by the Redmile Affiliates is currently limited in its entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

(3) Percent of class calculated based on: (a) 25,482,636 shares of Common Stock outstanding after the closing of the Issuer’s underwritten offering of Common Stock that closed on December 11, 2020, as disclosed in the Issuer’s final prospectus supplement filed with the SEC on December 9, 2020 (the “Prospectus Supplement”), plus (b) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,438,032 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,438,032 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,438,032 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Affiliates.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock and a Pre-Funded Warrant to purchase 92,600 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock and a Pre-Funded Warrant to purchase 109,600 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock and a Pre-Funded Warrant to purchase 93,244 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock, 84,850 shares of Non-Voting Common Stock and a Pre-Funded Warrant to purchase 150,000 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (x) 362,813 shares of Common Stock held by a separately managed account, and (xi) a Pre-Funded Warrant to purchase 222,222 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (xi) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, (ii) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 534 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Certificate of Incorporation, the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, if the Beneficial Ownership Blocker applies. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

The Pre-Funded Warrants are exercisable at a price of $0.01 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of the Pre-Funded Warrants shall not be entitled to exercise, any Pre-Funded Warrants held by such holder to the extent that the Warrant Beneficial Ownership Blocker applies. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 9.99%, the exercise of the Pre-Funded Warrants held by the Redmile Affiliates is currently limited in its entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

(3) Percent of class calculated based on: (a) 25,482,636 shares of Common Stock outstanding after the closing of the Issuer’s underwritten offering of Common Stock that closed on December 11, 2020, as disclosed in the Prospectus Supplement, plus (b) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON
Redmile Capital Offshore Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,516,800 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,516,800 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,516,800 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The source of funds was working capital of the Redmile Affiliates.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,407,200 shares of Common Stock and a Pre-Funded Warrant to purchase 109,600 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd.

The Pre-Funded Warrant held by Redmile Capital Offshore Master Fund, Ltd.is exercisable at a price of $0.01 per share. Pursuant to the terms of the Pre-Funded Warrant held by Redmile Capital Offshore Master Fund, Ltd., the Issuer shall not effect any exercise of, and Redmile Capital Offshore Master Fund, Ltd. shall not be entitled to exercise, any Pre-Funded Warrants held by it to the extent that the Warrant Beneficial Ownership Blocker applies. The 1,516,800 shares of Common Stock reported as beneficially owned by Redmile Capital Offshore Master Fund, Ltd. in this Schedule 13D/A does not account for shares of Common Stock beneficially owned by the other Redmile Affiliates. If the other Redmile Affiliates are beneficial owners of greater than 9.99% of the number of Common Stock outstanding, then the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrant by Redmile Capital Offshore Master Fund, Ltd. will be reduced and such shares of Common Stock issuable upon exercise thereof will not be deemed beneficially owned by Redmile Capital Offshore Master Fund, Ltd. The 1,516,800 shares of Common Stock reported as beneficially owned by Redmile Capital Offshore Master Fund, Ltd. in this Schedule 13D/A represents 5.9% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below.

(3) Percent of class calculated based on: (a) 25,482,636 shares of Common Stock outstanding after the closing of the Issuer’s underwritten offering of Common Stock that closed on December 11, 2020, as disclosed in the Prospectus Supplement, plus (b) 109,600 shares of Common Stock issuable upon exercise of the Pre-Funded Warrant held by Redmile Capital Offshore Master Fund, Ltd.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on September 24, 2019 (as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”) relating to the Common Stock of IGM Biosciences, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

ITEM 2.	Identity and Background.

Item 1(a), (b), (c) and (f) of the Schedule 13D is hereby amended and restated in its entirety as follows, and the remainder of Item 1 of the Schedule 13D is unchanged:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Capital Offshore Master Fund, Ltd., a Cayman Islands company (together with Redmile and Mr. Green, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.8 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P., Redmile Capital Offshore Fund, Ltd., Redmile Capital Offshore Fund (ERISA), Ltd., Redmile Capital Offshore Fund II, Ltd., Redmile Strategic Master Fund, LP, Redmile Biopharma Investments II, L.P., P Redmile Ltd., RAF, L.P., Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC and RedCo I, L.P. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Capital Offshore Master Fund, Ltd.

Redmile Capital Offshore Master Fund, Ltd. is a Cayman Islands company whose principal business is to operate as a private investment fund. The business address of Redmile Capital Offshore Master Fund, Ltd. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Capital Offshore II Master Fund, Ltd. Information relating to Redmile and the managing member of Redmile is set forth above.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows, and the remainder of Item 3 of the Schedule 13D is unchanged:

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (xi) of Item 5(a) below.

ITEM 4.	Purpose of Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows, and the remainder of Item 4 of the Schedule 13D is unchanged:

The Reporting Persons acquired the Common Stock, the Non-Voting Common Stock and the pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) covered by this Schedule 13D for investment purposes, in the ordinary course of business.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock and a Pre-Funded Warrant to purchase 92,600 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock and a Pre-Funded Warrant to purchase 109,600 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock and a Pre-Funded Warrant to purchase 93,244 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock, 84,850 shares of Non-Voting Common Stock and a Pre-Funded Warrant to purchase 150,000 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (x) 362,813 shares of Common Stock held by a separately managed account, and (xi) a Pre-Funded Warrant to purchase 222,222 shares of Common Stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (xi) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, (ii) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 534 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 4.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in Item 5(b) below.

The Pre-Funded Warrants are exercisable at a price of $0.01 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of the Pre-Funded Warrants shall not be entitled to exercise, any Pre-Funded Warrants held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the “Warrant Beneficial Ownership Blocker”). The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 9.99%, the exercise of the Pre-Funded Warrants held by the Redmile Affiliates is currently limited in its entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in Item 5(b) below.

For purposes of this Schedule 13D, the percent of class was calculated based on: (a) 25,482,636 shares of Common Stock outstanding after the closing of the Issuer’s underwritten offering of Common Stock that closed on December 11, 2020, as disclosed in the Issuer’s final prospectus supplement filed with the SEC on December 9, 2020, plus (b) 9,705 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 2,338 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

Item 5(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,438,032

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,438,032

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,438,032

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,438,032

Redmile Capital Offshore Master Fund, Ltd.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,516,800

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,516,800

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the last paragraph of Item 6:

Registration Rights Agreement

On December 7, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Redmile Biopharma Investments II, L.P., RAF, L.P. and Redmile Strategic Master Fund, LP (the “Investors”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file registration statements with the SEC to register for resale shares of Common Stock and any Common Stock issued or issuable upon the exercise or conversion of any other securities (whether equity, debt or otherwise) of the Issuer owned as of the date of the Registration Rights Agreement or thereafter acquired by any of the Investors (the “Registrable Securities”) in certain situations, as provided below:

Form S-3 Registration Rights. The Issuer agreed to prepare and file one or more registration statements for resale of the Registrable Securities within 60 days of a demand from the Investors. The Issuer will not be required to prepare such a registration statement on Form S-3: (a) until one year following the date of the Issuer’s initial public offering; (b) if the Issuer has and maintains an effective registration statement on Form S-3ASR that provides for the resale of an unlimited number of securities held by selling stockholders (an “Issuer Registration Shelf”); (c) during the period 45 days prior to the Issuer’s good faith estimate of the date of filing of an Issuer Registration Shelf; (d) if the Issuer has caused a registration statement on Form S-3 to be filed pursuant to the registration right provided under the Registration Rights Agreement or the Form S-3 registration right of certain registration rights agreements entered into by the Issuer and certain other investors of the Issuer on December 11, 2020 (the “Other RRAs”) or the Investor Rights Agreement (in connection with a request by the Investors) during the prior twelve month period; or (e) if the Issuer furnishes a certificate stating that in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Issuer and its stockholders for such Form S-3 to be effected at such time, in which event the Issuer shall have the right to defer the filing of the Form S-3 no more than once in any 12-month period for a period of not more than 120 days after receipt of the request of the Investors.

Piggy-Back Rights. The Issuer agreed to include the Registrable Securities in a Form S-3 or final prospectus supplement covering the resale of certain registrable securities of other investors of the Issuer pursuant to the Other RRAs. The Issuer must provide the Investors with ten days’ notice before filing any such Form S-3 or final prospectus supplement.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Underwritten Offering of Pre-Funded Warrants

On December 8, 2020, the Issuer entered into an underwriting agreement with Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein, related to the public offering (the “Offering”) of 887,891 shares of Common Stock at a price to the public of $90.00 per share and Pre-Funded Warrants to purchase 1,334,332 shares of Common Stock with an exercise price of $0.01 per share, at a price to the public of $89.99 per share. The Offering closed on December 11, 2020. Pursuant to the Offering, certain of the Redmile Affiliates purchased 667,666 Pre-Funded Warrants at a price of $89.99 per share of Common Stock subject to the Pre-Funded Warrant, which are exercisable for up to an aggregate of 667,666 shares of Common Stock at an exercise price of $0.01 per share, as follows: (i) Redmile Capital Fund, LP purchased a Pre-Funded Warrant to purchase 92,600 shares of Common Stock for an aggregate purchase price of $8,333,074, (ii) Redmile Capital Offshore II Master Fund, Ltd. purchased a Pre-Funded Warrant to purchase 93,244 shares of Common Stock for an aggregate purchase price of $8,391,027.56, (iii) Redmile Capital Offshore Master Fund, Ltd purchased a Pre-Funded Warrant to purchase 109,600 shares of Common Stock for an aggregate purchase price of $9,862,904, (iv) Redmile Strategic Master Fund, LP purchased a Pre-Funded Warrant to purchase 150,000 shares of Common Stock for an aggregate purchase price of $13,498,500, and (v) RedCo I, L.P. purchased a Pre-Funded Warrant to purchase 222,222 shares of Common Stock for an aggregate purchase price of $19,997,757.78. Redmile Group, LLC is the investment manager/adviser to each of the Redmile Affiliates that purchased Pre-Funded Warrants and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The exercise price and the number of shares of Common Stock issuable upon exercise of each Pre-Funded Warrant is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Each Pre-Funded Warrant will be exercisable from December 11, 2020 until the date the Pre-Funded Warrant is exercised in full. Each Pre-Funded Warrant will be exercisable, in the holder’s discretion, by (i) payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise or (ii) a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrant. Subject to applicable law, upon exercise of a Pre-Funded Warrant, a holder may elect to receive the same number of shares of Non-Voting Common Stock as the shares of Common Stock for which the Pre-Funded Warrant is exercisable, provided that (i) at the time of such election there is a sufficient number of authorized but unissued and otherwise unreserved shares of Non-Voting Common Stock and (ii) the Issuer consents to such election. Under the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of the Pre-Funded Warrants shall not be entitled to exercise, any Pre-Funded Warrants held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons who are members of a group for purposes of Section 13(d) of the Exchange Act with such holder or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise. The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer.

In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

ITEM 7.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Exhibit Number	Description
Exhibit 99.1*	Joint Filing Agreement, dated as of September 24, 2019, between Redmile Group, LLC and Jeremy C. Green.

Exhibit 99.2*	Amended and Restated Investor Rights Agreement, by and among IGM Biosciences, Inc. and certain of its stockholders, dated as of June 28, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

Exhibit 99.3*	Nominating Agreement, by and among IGM Biosciences, Inc., Redmile Biopharma Investments II, L.P., RAF, L.P. and Redmile Strategic Master Fund, LP, dated as of June 28, 2019 (incorporated by reference to Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

Exhibit 99.4*	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-233365) filed on August 19, 2019).

Exhibit 99.5*	Amended and Restated Certificate of Incorporation of IGM Biosciences, Inc., effective as of September 20, 2019 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on September 20, 2019).

Exhibit 99.6	Form of Registration Rights Agreement, by and between the Issuer and certain securityholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2020).

Exhibit 99.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 9, 2020).

Exhibit 99.8	Joint Filing Agreement, dated as of December 15, 2020, among Redmile Group, LLC, Jeremy C. Green and Redmile Capital Offshore Master Fund, Ltd.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2020	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: December 15, 2020	/s/ Jeremy C. Green
JEREMY C. Green

Dated: December 15, 2020	REDMILE Capital offshore master fund, Ltd. by: Redmile Group, LLC, its investment manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member